UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BOLT TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

097698104

(CUSIP Number)

Melanie S. Cibik

Senior Vice President, General Counsel and Secretary

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360-2362

(805) 373-4545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 03, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097698104	Page 2 of 6

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Teledyne Technologies Incorporated (25–1843385)
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds BK/WC (See Item 3)
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 493,502*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 493,502*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.65**
(14)	Type of reporting person CO

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Teledyne Technologies Incorporated, may be deemed to have beneficial ownership as a result of Shareholder Agreements (described further in Items 3 and 4 of this Schedule 13D) entered into by and among Teledyne Technologies Incorporated, Lightning Merger Sub, Inc. and the Shareholders (as defined below), and the irrevocable proxies associated therewith, with respect to 493,502 shares (including shares that may be acquired upon exercise of options to purchase shares) of Bolt Technology Corporation common stock. The filing of this Schedule 13D shall not be construed as an admission that Teledyne Technologies Incorporated is, for purposes of Section 13(d) of the Act, or for any other purpose, the beneficial owner of any of such shares of Bolt Technology Corporation, and such beneficial ownership is expressly disclaimed.
**	Based upon 8,710,724 shares of common stock of Bolt Technology Corporation outstanding as of September 3, 2014 as represented by Bolt Technology Corporation in the Merger Agreement (as defined below), plus the 17,625 shares of common stock reserved for issuance pursuant to outstanding options held by the Shareholders who are parties to the Shareholder Agreements described herein.

CUSIP No. 097698104	Page 3 of 6

Item 1.	Security and Issuer.

This statement relates to shares of common stock of Bolt Technology Corporation (“Bolt”), no par value per share. The address and principal executive office of Bolt is 4 Duke Place, Norwalk, Connecticut 06854.

Item 2.	Identity and Background.

(a)-(c) and (f) The name of the person filing this statement is Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”). The principal executive offices of Teledyne are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360-2362.

Pursuant to Rule 13d-4 of the Act, Teledyne expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Attached hereto as Schedule I, and incorporated herein by reference, is additional information required by this Item 2(a)–(c) and (f) with respect to each executive officer and director of Teledyne as of the date hereof.

(d)        During the last five years, neither Teledyne, nor to the best knowledge of Teledyne, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, neither Teledyne, nor to the best knowledge of Teledyne, any of the persons listed on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 3, 2014, Bolt, Teledyne and Lightning Merger Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Teledyne will acquire all of the outstanding shares of Bolt common stock for $22.00 per share in cash, without interest, and (ii) Merger Sub will be merged with and into Bolt, with Bolt continuing as the surviving corporation and a wholly owned subsidiary of Teledyne (the “Merger”). The anticipated aggregate consideration to be paid by Teledyne to consummate the Merger is approximately $171 million, taking into account Bolt’s stock options and net cash as of March 31, 2014. The completion of the Merger is not subject to a financing contingency. Teledyne intends to use existing cash on hand and availability under its credit facility to pay the Merger consideration. Teledyne has a $750 million credit facility, which does not expire until March 1, 2018. At August 31, 2014, the available borrowing capacity under this facility was $730 million.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Teledyne and Merger Sub to enter into the Merger Agreement, each of the directors and executive officers of Bolt (the “Shareholders”) has entered into a shareholder agreement (each a “Shareholder Agreement” and collectively the “Shareholder Agreements”) covering a total of 493,502 shares (including shares that may be acquired upon exercise of options to acquire shares) of Bolt common stock legally or beneficially owned by the Shareholders (the “Shares”). Under the Shareholder Agreements, each Shareholder has agreed to vote his Shares in favor of the Merger and has also agreed to certain restrictions on the disposition of such Shares, subject to the terms and conditions set forth in the Shareholder Agreements. The Shareholder Agreements provide that they will terminate concurrently with any termination of the Merger Agreement.

Neither Teledyne nor Merger Sub paid any additional consideration to the Shareholders (or their respective affiliates) to induce the Shareholders to enter into such Shareholder Agreements.

The foregoing description of the Merger Agreement and the Shareholder Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of Shareholder Agreement, copies of which are filed as Exhibits hereto.

CUSIP No. 097698104	Page 4 of 6

Item 4.	Purpose of Transaction.

(a)-(b)

The information contained in Item 3 is incorporated herein by reference.

The purpose of the Shareholder Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Shareholder Agreements, each Shareholder (i) has agreed to vote his Shares in favor of the Merger, (ii) has agreed to certain restrictions on the disposition of such Shares, and (iii) tenders his resignation from any directorships occupied with the Company and any of its subsidiaries, subject to and effective upon the closing of the Merger. The executive officers of the Company have also agreed not to compete with Teledyne for three years. The Shareholder Agreements provide that they will terminate concurrently with any termination of the Merger Agreement.

During the term of the Shareholder Agreements, each Shareholder has also granted an irrevocable proxy appointing Teledyne, Merger Sub or any designated nominee to vote each Shareholder’s Shares with respect to the matters described in clauses (i), (ii) and (iii) of the preceding paragraph.

(c)

Not applicable.

(d)

Under the Merger Agreement, the directors and officers of Merger Sub at the effective time of the Merger will be the directors and officers of the surviving corporation.

(e)–(f)

Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the effective time of the Merger, Bolt is required to request approval from Teledyne before undertaking a variety of actions, including, without limitation, a merger or consolidation with another person, issuing securities, altering its capital structure, declaring or paying dividends, incurring debt, selling or encumbering its assets, or making certain expenditures.

Upon consummation of the Merger, Bolt will become a wholly owned subsidiary of Teledyne, under the name “Teledyne Bolt, Inc.” After completion of the Merger, Teledyne expects to work with Bolt’s management to evaluate and review Bolt and its business, assets, corporate structure, operations, properties and strategic alternatives and to integrate Bolt into Teledyne’s business.

(g)

Upon the completion of the Merger, the certificate of incorporation of Bolt, as amended and restated pursuant to the Merger Agreement, shall be the certificate of incorporation of the surviving corporation, and the bylaws of Merger Sub shall become the bylaws of the surviving corporation.

(h)–(i)

Following the Merger, Bolt’s common stock will no longer be listed for trading on The NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

Other than as described above, Teledyne currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of this Schedule 13D (although Teledyne reserves the right to develop such plans).

CUSIP No. 097698104	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a)–(b)

The following disclosure assumes that, as of September 3, 2014, as represented by Bolt in the Merger Agreement, there were 8,710,724 shares of Bolt common stock issued and outstanding.

By virtue of the Shareholder Agreements, Teledyne may be deemed to share with the Shareholders the power to vote the Shareholder’s Shares solely with respect to those matters described in the Shareholder Agreement. As of September 3, 2014, there were an aggregate of 493,502 Shares that were either owned by the parties to the Shareholder Agreements or over which such parties had the power to vote and dispose, representing approximately 5.65% of Bolt’s outstanding common stock, assuming exercise of the 17,625 outstanding options included in the Shareholders Shares. Except as described in Item 4 of this Schedule 13D, Teledyne is not entitled to any rights as a shareholder of Bolt in respect of the Shares.

Other than Shares that may be deemed to be beneficially owned in connection with the Shareholder Agreements, Teledyne does not beneficially own any shares of Bolt common stock. To the knowledge of Teledyne, none of the persons set forth on Schedule I beneficially owns any shares of Bolt common stock.

See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(c)

To the knowledge of Teledyne, no transaction in Bolt’s shares of common stock has been effected during the past 60 days by Teledyne or any person set forth on Schedule I.

(d)

To the knowledge of Teledyne, no other person has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of Bolt’s common stock.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this statement and the exhibits to this statement are hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of September 3, 2014, by and among Bolt, Teledyne and Merger Sub (incorporated by reference to Exhibit 2.1 to Bolt’s Current Report on Form 8-K filed with the Securities Exchange Commission on September 3, 2014 (File No. 001-12075)).

2.2	Form of Shareholder Agreement, dated as of September 3, 2014, by and between Teledyne, Merger Sub and certain executive officers of Bolt (with schedule of Shareholders and Shares attached).

2.3	Form of Shareholder Agreement, dated as of September 3, 2014, by and between Teledyne, Merger Sub and certain directors of Bolt (with schedule of Shareholders and Shares attached).

CUSIP No. 097698104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2014

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Melanie S. Cibik
Name:	Melanie S. Cibik
Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. 097698104	Schedule I

SCHEDULE I

Directors and Executive Officers1 of Teledyne Technologies Incorporated

This Schedule I sets forth the names and current principal occupations or employment of each of the directors and executive officers of Teledyne. Unless otherwise indicated, the business address for each person is c/o Teledyne Technologies Incorporated, 1049 Camino Dos Rios, Thousand Oaks, California 91360-2362. All of the persons listed below are citizens of the United States of America.

Board of Directors

Name	Present Principal Occupation or Employment
Roxanne S. Austin	President of Austin Investment Advisors

Frank V. Cahouet	Retired Chairman and Chief Executive Officer of Mellon Financial Corporation

Charles Crocker	Chairman and Chief Executive Officer, Crocker Capital and Retired Chairman and Chief Executive Officer of BEI Technologies, Inc.

Kenneth C. Dahlberg	Retired Chairman of the Board and Former Chief Executive Officer of Science Applications International Corporation (SAIC)

Simon M. Lorne	Vice Chairman and Chief Legal Officer of Millennium Management LLC

Robert Mehrabian	Chairman, President and Chief Executive Officer of Teledyne

Paul D. Miller	Retired Chairman of Alliant Techsystems, Inc. (ATK)

Jane C. Sherburne	Principal of Sherburne PLLC, Former Senior Executive Vice President, General Counsel and Corporate Secretary of The Bank of New York Mellon Corporation

Michael T. Smith	Retired Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation

Wesley W. von Schack	Chairman of AEGIS Insurance Company and Former Chairman, President and Chief Executive Officer of Energy East Corporation

Executive Officers

Name	Present Principal Occupation or Employment
Robert Mehrabian	Chairman, President and Chief Executive Officer

Melanie S. Cibik	Senior Vice President, General Counsel and Secretary

Susan L. Main	Senior Vice President and Chief Financial Officer

Wajid Ali	Vice President and Controller

Aldo Pichelli	Executive Vice President, Instrumentation and Aerospace and Defense Electronics Segments

George C. Bobb III	Vice President, Information Technology and Compliance

Jason VanWees	Senior Vice President, Strategy and Mergers & Acquisitions

Rex D. Geveden	Executive Vice President, Digital Imaging and Engineered Systems Segments

[1]	The persons listed are Teledyne’s statutory officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, as designed by Teledyne’s Board of Directors as of September 3, 2014.